Prospectus Supplement No. 2 Filed Pursuant to Rule 424(b)(3)

(to Prospectus dated June 3, 2020)

Registration Statement No. 333-237748

PROSPECTUS SUPPLEMENT NO. 2

Atlas Technical Consultants, Inc.

23,750,000 Shares of Class A Common Stock Issuable Upon Exercise of Existing Warrants

_____________________

27,780,345 Shares of Class A Common Stock

3,750,000 Private Placement Warrants

_____________________

This prospectus supplement No. 2 updates, amends and supplements the prospectus dated June 3, 2020, as supplemented by Prospectus Supplement No. 1 dated August 11, 2020 (collectively the “Prospectus”), which forms a part of our registration statement on Form S-1 (Registration Statement No. 333-237748) relating to the issuance of (i) up to 20,000,000 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), issuable upon the exercise of warrants (the “Public Warrants”) originally sold as part of the units in our initial public offering (the “IPO”) and (ii) up to 3,750,000 shares of our Class A common stock issuable upon the exercise of warrants originally sold both by themselves and as part of units to Boxwood Sponsor LLC (the “Sponsor”) in private placements that closed concurrently with our IPO (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”). Each warrant entitles the holder thereof to purchase upon exercise one share of our Class A common stock for $11.50 per share. We will receive the proceeds from the exercise of the Private Placement Warrants and the Public Warrants, but not from the sale of the underlying shares of Class A common stock.

In addition, this prospectus relates to the resale by the selling security holders named in this prospectus or their permitted transferees of up to (i) 3,750,000 Private Placement Warrants and (ii) 27,780,345 shares of our Class A common stock, 3,805,977 of which represent shares of Class A common stock held by certain selling security holders named in this prospectus and 23,974,368 of which represent shares of Class A common stock that may be issued from time to time, pursuant to the amended and restated limited liability company agreement of Atlas TC Holdings LLC, a subsidiary of the Company (“Holdings”), dated February 14, 2020 (the “LLC Agreement”), to certain members of Holdings, that own units in Holdings (“Holdings Units”), upon exchange of such members’ Holdings Units, together with an equal number of shares of our Class B common stock, par value $0.0001 per share (“Class B common stock”), which were issued to Atlas Technical Consultants Holdings LP, a Delaware limited partnership (the “Seller”), in connection with, and as part of the consideration for, our business combination (the “Business Combination”) with Atlas Intermediate Holdings LLC, a Delaware limited liability company (“Atlas Intermediate”), which we consummated on February 14, 2020.

The selling security holders may offer, sell or distribute warrants or shares of Class A common stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of warrants or the shares of Class A common stock owned by the selling security holders. We will bear all costs, expenses and fees in connection with the registration of these warrants and shares of Class A common stock, including with regard to compliance with state securities or “blue sky” laws. The selling security holders will bear all commissions and discounts, if any, attributable to their sale of the Private Placement Warrants and shares of Class A common stock.

This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2020 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement and the Report is incorporated by reference into this prospectus supplement.

The attached information updates, amends and supplements certain information contained in the Prospectus. To the extent information in this prospectus supplement No. 2 differs from, updates or conflicts with information contained in the Prospectus, the information in this prospectus supplement No. 2 is the more current information. This prospectus supplement is not complete without, and should not be delivered or utilized, except in conjunction with the Prospectus, including any supplements and amendments thereto. You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto.

 Our Class A common stock and Public Warrants are traded on The NASDAQ Stock Market (“NASDAQ”) under the symbols “ATCX” and “ATCXW,” respectively. On August 10, 2020, the last reported sale price of our Class A common stock was $9.20 per share and the last reported sale price of our Public Warrants was $0.52 per warrant. As of August 10, 2020, we had 5,767,342 shares of Class A common stock issued and outstanding, 23,974,368 shares of Class B common stock issued and outstanding, 3,750,000 Private Placement Warrants issued and outstanding and 20,000,000 Public Warrants issued and outstanding.

_____________________

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_____________________

The date of this prospectus is August 11, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 11, 2020

ATLAS TECHNICAL CONSULTANTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38745	83-0808563
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13215 Bee Cave Parkway, Building B, Suite 230

Austin, Texas 78738

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (512) 851-1501

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ATCX	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A common stock	ATCXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On August 11, 2020, Atlas Technical Consultants, Inc. (the “Company”) announced that it has launched a public offering (the “Offering”) of 6,250,000 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”). The shares are being registered on a registration statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”). Of the 6,250,000 shares of Class A common stock to be sold in the Offering, the Company is offering 5,000,000 shares and the selling stockholder named in the Registration Statement (the “Selling Stockholder”) is offering 1,250,000 shares. Additionally, the Selling Stockholder intends to provide the underwriters a 30-day option to purchase up to 937,500 additional shares of the Class A common stock.

The Company issued a press release announcing the launch of the Offering. A copy of the press release is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information contained in this Current Report, including the exhibits hereto, is neither an offer to sell nor a solicitation of an offer to purchase any of the other securities of the Company. The information furnished in this Item 7.01, and Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as may be expressly set forth by specific reference in such filing.

Item 8.01	Other Items.

On February 14, 2020, the Company completed the previously announced transactions contemplated by the Unit Purchase Agreement, dated as of August 12, 2019, as amended on January 22, 2020 (the “Purchase Agreement”), referred to herein as the “business combination.”

In connection with the consummation of the business combination, the Company filed a Current Report on Form 8-K to provide, among other things, the unaudited pro forma condensed combined financial information of the Company. On April 17, 2020, the Company filed a Form 8-K to provide updated unaudited pro forma condensed combined financial information of the Company. This Form 8-K is being filed by the Company solely to provide additional disclosures required by Rule 3-05 and Article 11 of Regulation S-X.

This Current Report on Form 8-K provides the following additional financial information:

●	Unaudited Pro Forma Condensed Combined Statement of Operations of the Company for the six months ended June 30, 2020 and year ended December 31, 2019, to give pro forma effect to the Business Combination, equity financing and debt financing as if they had been completed on January 1, 2019, which is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
99.1	Atlas Technical Consultants, Inc. press release, dated August 11, 2020.
99.2	The Unaudited Pro Forma Condensed Combined Statement of Operations of the Company.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATLAS TECHNICAL CONSULTANTS, INC.

	By:	/s/ L. Joe Boyer
Dated: August 11, 2020		Name:	L. Joe Boyer
		Title:	Chief Executive Officer

2

Exhibit 99.1

News Release

Atlas Technical Consultants, Inc. Announces Launch of Offering of Class A Common Stock

AUSTIN, Texas – (BUSINESS WIRE) – August 11, 2020 – Atlas Technical Consultants, Inc. (NASDAQ: ACTX) (“Atlas” or the “Company”), announced today that it has launched a public offering of 6,250,000 shares of its Class A common stock, par value $0.0001 per share (the “Class A common stock”), pursuant to a registration statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”). Of the 6,250,000 shares of Class A common stock to be sold in the offering, the Company is offering 5,000,000 shares and the selling stockholder named in the Registration Statement (the “Selling Stockholder”) is offering 1,250,000 shares. In addition, the Selling Stockholder intends to grant the underwriters a 30-day option to purchase up to an additional 937,500 shares of Class A common stock at the public offering price, less underwriting discounts and commissions. The Class A common stock is listed on the Nasdaq Stock Market and the last reported sales price of the Class A common stock on August 10, 2020 was $9.20 per share.

Stifel, Nicolaus & Company, Incorporated, Raymond James & Associates, Inc. and Macquarie Capital (USA) Inc. will act as joint book running managers for the proposed offering, and Lake Street Capital Markets, LLC will act as a co-manager.

The Company intends to use the net proceeds from the public offering of Class A common stock to repay revolver borrowings under the Company’s credit agreement and the remaining net proceeds for general corporate purposes.

About Atlas Technical Consultants

Headquartered in Austin, Texas, Atlas is a leading provider of professional testing, inspection engineering and consulting services under the name Atlas Technical Consultants, offering solutions to public and private sector clients in the transportation, commercial, water, government, education and industrial markets. With more than 140 offices in 40 states and 3,200+ employees, Atlas provides a broad range of mission-critical technical services, helping clients test, inspect, certify, plan, design and manage a wide variety of projects across diverse end markets. For more information, go to https://www.oneatlas.com.

Important Information

The Registration Statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. The Registration Statement may be obtained free of charge at the SEC’s website at www.sec.gov under “Atlas Technical Consultants, Inc.” This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements, including but not limited to, statements relating to the Company’s expectations regarding the completion, timing and size of the proposed public offering, and its expectations with respect to the Selling Stockholder granting the underwriters a 30-day option to purchase additional shares. Forward-looking statements are based on the Company’s current expectations and assumptions. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms, including without limitation, risks related to customary closing conditions or other risks discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, as updated by its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and in the preliminary prospectus related to the proposed offering filed with the Securities Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations
512-851-1507
ir@oneatlas.com

Exhibit 99.2

Unaudited Pro Forma Condensed Combined Financial Information

On February 14, 2020, Atlas Technical Consultants, Inc., a Delaware corporation (the “Company”) completed the previously announced “Business Combination” whereby the Company acquired Atlas Intermediate Holdings LLC (“Atlas Intermediate”) and completed the other transactions contemplated by the Unit Purchase Agreement, dated as of August 12, 2019, as amended on January 22, 2020, by and among the Company and the other parties thereto.

The following unaudited pro forma condensed combined financial information presents our unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 and year ended December 31, 2019 based upon the combined historical financial statements of the Company, Boxwood and Atlas Intermediate after giving effect to the Business Combination and related adjustments described in the accompanying notes.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 give pro forma effect to the Business Combination, equity financing, and debt financing as if they had been completed on January 1, 2019.

This information has been developed from and should be read together with the Company’s, Boxwood’s and Atlas Intermediate and ATC Group Partners LLC’s historical audited and unaudited financial statements and related accompanying notes.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Business Combination had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact, of any anticipated synergies, operating efficiencies or cost savings resulting from favorable vendor pricing had the Business Combination been completed prior to the periods indicated above, or any integration costs and benefits from restructuring plans.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2020
(in thousands, except share and per share data)

	Atlas Intermediate (Historical) (1/1-2/14/2020) (US GAAP)	Atlas Technical Consultants, Inc. (Historical) (2/15-6/30/2020) (US GAAP)	Atlas Combined (As Reported) (1/1-6/30/2020) (US GAAP)	Boxwood (Historical) (1/1-2/14/2020) (US GAAP)	Combined Prior to Pro-Forma Adjustments	Pro-Forma Adjustments		Pro-Forma Combined
Revenues	$58,687	$163,330	$222,017		$222,017			$222,017
Cost of revenues	(31,725)	(85,887)	(117,612)		(117,612)			(117,612)

Operating expenses	(45,075)	(68,666)	(113,741)	(17,285)	(131,026)	6,957	A	(94,697)
						9,845	B
						2,167	C
						75	D
						17,285	N
Operating (loss) income	(18,113)	8,777	(9,336)	(17,285)	(26,621)			9,708
Interest expense	(2,951)	(9,087)	(12,038)		(12,038)	1,712	E	(11,519)
						1,200	F
						(2,160	G
						(233	H
Interest income				411	411	(411	I	—
Other income (expense)	17	33	50		50			50
(Loss) before income taxes	(21,047)	(277)	(21,324)	(16,874)	(38,198)	36,437		(1,761)
Income tax expense	—	—	—	—	—	—		—
Net (loss)	(21,047)	(277)	(21,324)	(16,874)	(38,198)	36,437		(1,761)
Provision for non-controlling interest		5,141	5,141		5,141	2,785	M	7,926
Redeemable preferred stock dividends		(6,777)	(6,777)		(6,777)	(892	J	(8,973)
						(1,293	K
						(11	L
Net (loss) attributable to members/holders of Class A common stock	$(21,047)	$(1,913)	$(22,960)	$(16,874)	$(39,834)	37,026		$(2,808)

(Loss) Per Class A Common Share	N/A	$(0.33)		$(2.93)	N/A			$(0.49)

Weighted average of shares outstanding:
Class A common shares (basic and diluted)	N/A	5,767,342		5,767,342	N/A			5,767,342

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands, except share and per share data)

	For the year ended December 31, 2019					For the year ended December 31, 2019
	Boxwood (Historical) (US GAAP)	Atlas Intermediate (Historical) (US GAAP)	Combined	Pro Forma Adjustments		Pro Forma Combined
Revenues	$—	$471,047	$471,047	$—		$471,047
Cost of revenues	—	(259,741)	(259,741)	—		(259,741)
Operating expense	(3,713)	(192,075)	(195,788)	12,927	AA	(182,861)
Operating (loss) income	(3,713)	19,231	15,518	12,927		28,445
Interest expense	—	(9,862)	(9,862)	9,473	BB	(19,477)
				(19,088)	BB
Interest income	4,054		4,054	(4,054)	CC	—
Other income, net	—	149	149	—		149
Income (loss) before provision for income taxes	341	9,518	9,859	(742)		9,117
Provision for income taxes	(689)	(1,342)	(2,031)	(2,370)	DD	(4,401)
Net (loss) income from continuing operations	(348)	8,176	7,828	(3,112)		4,716
Provision for non-controlling interest	—	—	—	7,077	EE	7,077
Redeemable preferred stock dividends				(7,250)	FF	(17,919)
				(10,513)	FF	—
				(156)	FF	—
Net (loss) from Continuing Operations Attributable to Class A Shareholders	$(348)	$8,176	$7,828	$(13,954)		$(6,126)

Net loss per share – basic and diluted
Net loss/Net loss from continuing operations per share class A	$(0.52)					$(1.05)
Weighted average shares outstanding – class A	6,348,851					5,827,342

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Boxwood was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Atlas Intermediate issuing stock for the net assets of Boxwood, accompanied by a recapitalization. The net assets of Boxwood were stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 and six months ended June 30, 2020 give pro forma effect to the Business Combination, equity financing and debt financing as if they had been completed on January 1, 2019. These periods are presented on the basis of Atlas Intermediate being the accounting acquirer.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared using, and should be read in conjunction with, the following:

•        the audited condensed statement of operations of Boxwood for the year ended December 31, 2019 and the related notes, included herein; and

•        the audited condensed consolidated and combined statement of operations of Atlas Intermediate Holdings LLC and ATC Group for the year ended December 31, 2019 and the related notes, included herein.

The unaudited pro forma condensed combined statement of operations for the quarter ended June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•        the unaudited condensed statement of operations of the Company for the quarter ended June 30, 2020 and the related notes, included herein.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination or any integration costs or restructuring plans.

The pro forma adjustments reflecting the consummation of the Business Combination, equity financing, and debt financing are based on certain currently available information and certain assumptions and methodologies that we believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. We believe that our assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of the Company, Boxwood and Atlas Intermediate included herein.

2. Accounting Policies

Management is in the process of performing a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Business Combination, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the results of the post-combination company. Boxwood and Atlas Intermediate have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Boxwood’s shares outstanding, assuming the Business Combination occurred on January 1, 2019.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations for the quarter ended June 30, 2020 are as follows:

(A)	Reverse transaction related costs that were recorded in the financial records of Atlas Intermediate on the Closing Date of the Atlas Business Combination.
(B)	Reverse stock compensation expense that was accelerated upon change of control provisions within the incentive plans. These costs were recorded by Atlas Intermediate upon the Closing Date of the Atlas Business Combination.
(C)	Reverse change in control payments relating to certain executives due upon the completion of the Atlas Business Combination.
(D)	Reverse consulting fees associated with former Boxwood personnel to assist in the Atlas Credit Agreement (as defined in Note 7 — Long Term Debt of our unaudited financials for the quarterly period ended June 30, 2020) debt syndication process.
(E)	Reverse the write-off of the Atlas Credit Facility deferred loan fees that were recorded by Atlas Intermediate upon the closing of the Atlas Credit Agreement.
(F)	Reverse interest expense associated with the old Atlas Credit Facility as the pro-forma income statement assumes that debt would have been extinguished as of January 1, 2020.
(G)	Record interest expense associated with the Term Loan for the Atlas Credit Agreement for the period January 1, 2020 through February 14, 2020.
(H)	Record amortization of deferred financing fees associated with the Term Loan for the Atlas Credit Agreement for the period January 1, 2020 through February 14, 2020.

(I)	Elimination on interest income on the trust account.
(J)	Record cash dividends of the redeemable preferred stock at 5% on $145 million for the period January 1, 2020 through February 14, 2020.
(K)	Record PIK dividends of the redeemable preferred stock at 7.25% on $145 million for the period January 1, 2020 through February 14, 2020.
(L)	Record accretion of the 2.18% discount offered on the redeemable preferred stock for the period January 1, 2020 through February 14, 2020.
(M)	Record additional non-controlling interest provision as if the holders of Class B common stock shared in the results of the Company for the quarter based upon pro-forma results.
(N)	Reverse transaction related costs incurred by Boxwood Merger Corp in connection with the Atlas Business Combination including the write-off of $6 million of deferred IPO fees.
(AA)	Reflects elimination of transaction related costs incurred and recorded by Atlas Intermediate and Boxwood.
(B)	Reflects the elimination of interest expense on the historical debt that is settled, and additional interest expense as a result of the debt financing.
(CC)	Elimination of interest income on the trust account.
(DD)	Reflects adjustments to income tax expense as a result of the tax impact on the pro forma adjustments to income attributable to Class A stockholders at the estimated statutory tax rate of 26%. Income attributable to non-controlling interests is not subject to taxes.
(EE)	Reflects the 80% of interests related to the Class B stockholders.
(FF)	Reflects dividends payable to GSO in cash and PIK as well as the accretion of the 2.18% issuance discount on the preferred shares under the effective interest method, as outlined in the Equity Financing Commitment Letter, for the preferred shares reflected as redeemable non-controlling interests in the pro forma balance sheet.